Filed Pursuant to Rule 424(B)(3)
Registration No: 333-133371

The information in this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 28, 2006.

Prospectus Supplement
(To Prospectus dated May 5, 2006)

ICON plc

1,000,000
American Depositary Shares
Representing
1,000,000 Ordinary Shares

          This is an offering of American Depositary Shares, or ADSs, of ICON plc by the selling shareholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the ADSs being sold in this offering. Each ADS represents one ordinary share.

          Our ADSs are quoted on The Nasdaq National Market under the symbol “ICLR.” On July 28, 2006, the last reported sale price of our ADSs on The Nasdaq National Market was $66.47 per ADS. Our ordinary shares are listed on the Official List of the Irish Stock Exchange.

          Investing in our ADSs involves risks. See “Risk Factors” beginning on page 3 of the core prospectus and in the documents incorporated by reference herein.

	Per ADS	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to the selling shareholders	$	$

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the ADSs against payment in New York, New York on August         , 2006.

William Blair & Company

Bear, Stearns & Co. Inc.	Jefferies & Company

The date of this prospectus supplement is August        , 2006.

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying core prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and accompanying core prospectus, as well as the information incorporated by reference, is accurate as of the date on the front of these documents only. Our business, financial condition, results of operations and prospects may have changed since that date.

          Information contained in our website does not constitute part of this prospectus.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

CORE PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

          This prospectus is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our ADSs by the selling shareholders, and also adds to and updates information contained in or incorporated by reference into the accompanying core prospectus. The second part is the accompanying core prospectus, which gives more information about us and the ADSs we and the selling shareholders may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained, or referred to, in this prospectus supplement, on the one hand, and the information contained, or referred to, in the accompanying core prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

          We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying core prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying core prospectus. This prospectus supplement and the accompanying core prospectus do not constitute an offer to sell or the solicitation of an offer to buy ADSs nor do this prospectus supplement and the accompanying core prospectus constitute an offer to sell or the solicitation of an offer to buy ADSs in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying core prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying core prospectus is delivered or ADSs are sold on a later date.

          It is important for you to read and consider all information contained in this prospectus supplement and the accompanying core prospectus, including the documents we have referenced in the section entitled “Incorporation of Documents by Reference” in this prospectus supplement.

          In this prospectus, “ICON”, the “Company”, “we”, “us” and “our” refer to ICON plc, a public limited company organized under the laws of the Republic of Ireland, and its consolidated subsidiaries.

THE OFFERING

Offering price	U.S. $ per ADS

ADSs offered by the selling shareholders	1,000,000 ADSs

Selling shareholders	Dr. Ronan Lambe and Poplar Limited, a company controlled by Dr. John Climax.

Ordinary shares per ADS	One. The ADSs are issued pursuant to the Deposit Agreement with The Bank of New York dated as of May 20, 1998.

Lock-up arrangements

We, the selling shareholders, our directors and certain of our executive officers have agreed with the underwriters, not to dispose of or hedge any of our ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of William Blair & Company, L.L.C. This restriction does not apply to us in respect of any existing employee benefit plans. In addition, executive officers subject to this restriction are permitted pursuant to the terms of their individual lock-up arrangements with the underwriters to sell or otherwise dispose of a limited number of ADSs which, in the aggregate, is limited to 31,200 ADSs.

Use of proceeds	We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Nasdaq symbol	ICLR

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

          The consolidated financial data set forth below for the transition period ended December 31, 2005 and for the years ended May 31, 2003, 2004 and 2005 have been extracted from our audited consolidated financial statements, which have been audited by KPMG, independent registered public accounting firm, and which are incorporated by herein by reference. The consolidated financial data for the years ended May 31, 2001 and 2002 have been extracted from our audited financial statements not included in or incorporated by reference in this prospectus. We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The data set forth below should be read in conjunction with, and are qualified by reference to, our audited and unaudited financial statements incorporated by reference in this prospectus.

						7 month period ended December 31, 2005
	Year Ended May 31,

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data)
Statement of Operations Data:
Gross revenue	$151,832	$218,842	$340,971	$443,875	$469,583	$275,586
Subcontractor costs(1)	(35,669)	(62,287)	(115,246)	(146,952)	(142,925)	(73,636)

Net revenue	116,163	156,555	225,725	296,923	326,658	201,950
Costs and expenses:
Direct costs	63,800	83,371	122,373	162,562	179,661	114,004
Selling, general and administrative	36,312	48,951	71,118	88,807	103,784	62,051
Depreciation and amortization	4,975	6,020	7,305	11,171	13,331	8,094
Share based compensation(2)	—	—	—	—	—	6,249
Other charges	—	—	—	—	11,275	—

Total costs and expenses	105,087	138,342	200,796	262,540	308,051	190,398

Income from operations	11,076	18,213	24,929	34,383	18,607	11,552
Net interest income	2,519	1,116	354	288	979	1,272

Income before provision for income taxes	13,595	19,329	25,283	34,671	19,586	12,824
Provision for income taxes	(2,617)	(5,129)	(7,000)	(8,929)	(5,852)	(5,396)
Minority interest	—	—	—	—	(189)	(10)

Net income	$10,978	$14,200	$18,283	$25,742	$13,545	$7,418

Net income per ordinary share(3):
Basic	$0.97	$1.22	$1.55	$1.94	$0.98	$0.53

Diluted	$0.92	$1.16	$1.50	$1.88	$0.96	$0.52

Weighted average number of ordinary shares outstanding:
Basic	11,292,610	11,656,153	11,813,788	13,267,531	13,860,203	13,970,106

Diluted	11,943,849	12,241,820	12,181,094	13,703,163	14,153,445	14,247,542

						As of December 31, 2005
	As of May 31,

	2001	2002	2003	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,179	$36,291	$18,311	$55,678	$56,341	$59,509
Short term investments	35,941	18,551	—	23,085	22,034	22,809
Working capital	61,147	72,923	53,827	113,813	125,288	132,312
Total assets	128,967	165,794	235,014	335,323	347,553	349,067
Total debt	11,518	11,745	7,126	—	—	4,856
Government grants	476	962	1,140	1,411	1,257	1,160
Shareholders’ equity	$86,580	$107,561	$136,910	$216,760	$233,066	$241,558

(1)

Subcontractor costs comprise investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON’s contracts. See Note 2 (d) to the audited consolidated financial statements.

(2)

$6.2 million stock compensation expensed during the period ended December 31, 2005 including an expense of $6.0 million recorded in relation to the transfer of 144,000 shares from the founders of the company to the Chief Executive Officer.

(3)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described under in “Risk Factors” in the core prospectus and elsewhere in this prospectus supplement, in the core prospectus, as well as in our Annual Report on Form 20-F and other reports and documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus supplement. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

PRICE RANGE OF ADSs AND DIVIDEND POLICY

          Our ADSs are traded on The Nasdaq National Market under the symbol “ICLR.” A total of 14,176,636 ordinary shares were issued and outstanding as of June 30, 2006, of which 14,019,325 were held in the form of ADSs. At the same date, no ordinary shares were held by individual holders of record in the United States except for ordinary shares held in the form of ADSs, approximately 99% of which are held by holders of record in the United States. Because some of these ordinary shares and ADSs were held by brokers or nominees, the number of holders of record or registered holders in the United States may not be representative of the number or residence of beneficial holders. The high and low per share sale prices for our ADSs on The Nasdaq National Market for the months and periods indicated below were as follows, in each case as reported in published financial sources.

	ADSs

	Nasdaq

	High	Low

LAST THREE MONTHS:
July 2006 (to July 28)	$66.77	$54.50
June 2006	55.88	48.72
May 2006	57.31	51.77

FISCAL 2006:
Second Quarter	57.31	46.70

Please see page 11 of the core prospectus for more detail regarding the price range of our ADSs for prior fiscal periods.

          Our ordinary shares are also traded on the Official List of the Irish Stock Exchange; however, to date there has been limited trading activity on this exchange.

          We currently anticipate that after this offering all of our earnings will be retained for the development of our business and do not anticipate paying any cash dividends in the foreseeable future. Under Irish law, we may only pay dividends out of profits legally available for that purpose. In addition, we are restricted from distributing by way of dividend any sum we receive as grants in connection with agreements we have with the Irish government agency Enterprise Ireland. We paid no dividends in fiscal year 1996 through the present.

CAPITALIZATION

          The following table sets forth, as of June 30, 2006, our cash and cash equivalents, short-term investments and capitalization. As of June 30, 2006, we had no debt outstanding and had current liabilities of approximately $123.2 million.

As of June 30, 2006 (1)

(in thousands)

Cash and cash equivalents	$63,186

Short-term investments (available for sale)	$37,827

Shareholders’ equity:

Ordinary shares, par value € 0.06 per share: 20,000,000 shares authorized; 14,176,636 shares issued and outstanding	1,005
Additional paid-in capital	129,443
Accumulated other comprehensive income	8,220
Merger reserve	47
Retained earnings	130,614

Total shareholders’ equity	269,329

Total capitalization	$269,329

(1)	There has been no material change since June 30, 2006 in the total capitalization of the Company.

SELLING SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 28, 2006 by the selling shareholders in this offering.

Name And Address Of Selling Shareholder	Shares Beneficially Owned Prior to This Offering(1)		Number of Shares (in the form of ADSs) Being Sold in This Offering	Shares Beneficially Owned After This Offering(1)

	Number	Percent		Number	Percent

Dr. Ronan Lambe (2)	952,470	6.7%	500,000	452,470	3.2%
South County Business Park
Leopardstown
Dublin 18, Ireland

Poplar Limited (3)	1,494,892	10.5%	500,000	994,892	7.0%
c/o Dr. John Climax
South County Business Park
Leopardstown
Dublin 18, Ireland

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire within 60 days after such date.

(2)	Includes 8,000 options (vested and unvested).

(3)

Poplar Limited is a Jersey company controlled by the Chairman of our Board of Directors, Dr. John Climax. The total number of shares beneficially owned by Dr. Climax is comprised of 18,000 options (vested and unvested) and 40 ordinary shares beneficially held by Dr. Climax and 1,476,852 ADSs held by Poplar Limited.

UNDERWRITING

          William Blair & Company, L.L.C., Bear, Stearns & Co. Inc. and Jefferies & Company, Inc. as the underwriters, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling shareholders and us, to purchase from the selling shareholders, the respective number of ADSs set forth opposite each underwriter’s name in the table below.

Underwriter	Number of ADSs

William Blair & Company, L.L.C.
Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.

Total	1,000,000

          This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the ADSs being sold pursuant to this prospectus at a price per ADS equal to $          , representing the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling shareholders have made certain representations and warranties to the underwriters and have agreed to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

          The representatives of the underwriters have advised us and the selling shareholders that the underwriters propose to offer the ADSs to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession of not more than $          per ADS. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $          per ADS to certain other dealers. The underwriters will offer the ADSs subject to prior sale and subject to receipt and acceptance of the ADSs by the underwriters. The underwriters may reject any order to purchase ADSs in whole or in part. The underwriters expect that the selling shareholders will deliver the ADSs to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about August        , 2006. At that time, the underwriters will pay the selling shareholders for the ADSs in immediately available funds. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

          The following table summarizes the compensation to be paid by the selling shareholders to the underwriters. There will be no over-allotment option in connection with the offering.

	Per ADS	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds to the selling shareholders	$	$

          The costs and expenses for this offering (in addition to underwriting discounts) will be payable by the selling shareholders.

          We, the selling shareholders, our directors and certain of our executive officers have agreed with the underwriters not to dispose of or hedge any of our ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of William Blair & Company, L.L.C. This restriction does not apply to us in respect of any existing employee benefit plans. In addition, executive officers subject to this restriction are permitted pursuant to the terms of their individual lockup arrangements with the underwriters to sell or otherwise dispose of a limited number of ADS, which, in the aggregate, is limited to 31,200 ADSs.

          In connection with this offering, the underwriters may engage in transactions which affect the market price of the ADSs. These may include stabilizing and over allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs. An over-allotment involves selling more ADSs in this offering than are specified on the cover page of this prospectus supplement, which results in a syndicate short position. The underwriters may cover this short position by purchasing ADSs in the open market. In addition, the underwriters may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to an underwriter if ADSs sold by such underwriter in this offering are repurchased by the underwriters in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq NMS or otherwise, may stabilize, maintain or otherwise affect the market price of the ADSs and could cause the price to be higher than it would be without these transactions. The underwriters are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling shareholders and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the ADSs.

          No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or ordinary shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs and ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs or ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

          A prospectus in electronic format will be made available on the website maintained by the underwriters of this offering. Each underwriter may agree to allocate a number of ADSs for sale to its online brokerage account holders.

          In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

          A copy of the underwriting agreement will be available for inspection at the offices of A&L Goodbody, IFSC, North Wall Quay, Dublin 1 during normal business hours on any weekday (Saturdays, Sundays, public holidays exempted) for a period of 14 days following the date of issue of this prospectus supplement.

          The address of the underwriters is as follows: c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606.

VALIDITY OF THE ADSS AND ORDINARY SHARES

          The validity of the ADSs offered hereby will be passed upon for us by Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York. The validity of the ordinary shares will be passed upon by A&L Goodbody, solicitors, IFSC, Dublin 1, Ireland. The validity of the ADSs offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, counsel to the underwriters. Cahill Gordon & Reindel LLP and Sullivan & Cromwell LLP may rely upon A&L Goodbody with respect to certain matters governed by Irish law.

EXPERTS

          The consolidated financial statements of ICON plc as of December 31, 2005, May 31, 2005 and 2004 and for the seven months ended December 31, 2005 and each of the years in the three-year period ended May 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

          We file annual and special reports and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any of our reports, statements or other information at the Commission’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available to the public from commercial document retrieval services and over the internet on the Commission’s website at http://www.sec.gov.

          In addition, we furnish to registered holders of ordinary shares and to The Bank of New York, as Depositary under our deposit agreement, for mailing to the record holders of ICON ADSs, all notices of stockholders’ meetings and other reports and communications we generally make available to stockholders. The Depositary arranges for the mailing of such notices, reports and communications to holders of record of ADSs. As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the furnishing and content of proxy statements.

          We have filed with the Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the ADSs offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our ADSs, you should refer to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

          We “incorporate by reference” information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. This information is an important part of this prospectus. Information that we file with the Commission in the future will automatically update and supersede information in this prospectus. Those future filings include annual reports on Form 20-F, reports on Form 6-K that we designate to be incorporated by reference into this prospectus and other reports we may file with the Commission.

          This prospectus incorporates by reference the following documents that we previously filed with the Commission and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act until the selling shareholders sell all the ADSs offered by this prospectus; these documents contain important information about our finances and us:

•	our current report on Form 6-K, filed with the Commission on July 28, 2006;

•	our current report on Form 6-K, filed with the Commission on June 14, 2006; and

•	Item 10 of our annual report on Form 20-F, filed with the Commission on August 30, 2004.

          You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at this address: ICON plc, Attention: Ciaran Murray, Chief Financial Officer, South County Business Park, Leopardstown, Dublin 18, Ireland, (353) 1-291-2000.

ICON plc

1,096,054 American Depositary Shares
Representing 1,096,054 Ordinary Shares
Offered by ICON plc From Time to Time

1,500,000 American Depositary Shares
Representing 1,500,000 Ordinary Shares
Offered by the Selling Shareholders From Time to Time

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the “shelf” registration or continuous offering process. This means:

•

We may offer and sell up to 1,096,054 ordinary shares, par value 0.06 per share, in the form of American Depositary Shares, or ADSs, covered by this prospectus from time to time in one our more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus;

•

The selling shareholders identified on page 14 of this prospectus may also use this prospectus to offer and sell up to 1,500,000 of our ordinary shares in the form of ADSs from time to time in one or more offerings. Should selling shareholders sell their securities, we will not receive any of the proceeds from such sale; and

•

We will provide a prospectus supplement each time we and/or the selling shareholders sell the ADSs that will provide specific information about the terms of the offering and that also may add to, update or change information contained in this prospectus. The prospectus supplement may also incorporate be reference certain of our other filings with the Securities and Exchange Commission. You should carefully read this prospectus and any future prospectus supplement (including any of our filings incorporated by reference therein) before you invest in any of our ADSs.

          On May 3, 2006, the last reported sale price of our ADSs on The Nasdaq National Market was $55.03 per ADS.

          See “Risk Factors” referred to on page 3 to read about factors you should consider before buying the ADSs.

          The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell the shares offered hereby until the registration statement filed with the Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities, nor is it a solicitation of an offer to buy these securities in any state where the offer and sale is not permitted.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

ICON plc
South County Business Park
Leopardstown, Dublin 18
Ireland
(353) 1-291-2000

The date of this prospectus is May 5, 2006

ii

SUMMARY

          This summary highlights information about us and the terms of this offering. Because it is a summary, it does not contain all of the information that may be important to you in deciding whether to purchase ADSs. You should read carefully the entire prospectus and the documents that we have filed with SEC that are incorporated or deemed to be incorporated by reference prior to deciding whether to purchase ADSs. In particular, you should read carefully the section titled “Risk Factors” and the financial statements and the notes relating to those statements included elsewhere in this prospectus and the documents incorporated or deemed incorporated by reference. In this prospectus, “ICON”, the “Company”, “we”, “us” and “our” refer to ICON plc, a public limited company organized under the laws of Ireland, and its consolidated subsidiaries.

ICON

          We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of December 31, 2005, we had approximately 3,050 employees and operations in 41 locations in 27 countries, including the United States and major markets in Europe and the rest of the world, or Rest of World. For the fiscal year ended December 31, 2005, we derived approximately 58.6%, 33.7% and 7.7% of our net revenue in the United States, Europe and Rest of World, respectively.

          Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. In 2005 revenue was earned from over 300 clients, including all of the top 20 pharmaceutical companies, as ranked by 2004 revenues.

          In executing clinical trials, we utilize an operating model based on a “dedicated team approach” in which a team of full-time clinical professionals, primarily operating out of centralized offices, is assigned exclusively to each project. This contrasts with the approach of many competitors whose clinical staff typically work on multiple projects at once, sometimes operating from non-office bases in remote locations and some of whom may be part-time. We believe our operating model has a number of advantages, and in particular it ensures that each clinical project receives undivided attention and is executed efficiently and to high quality standards, as team members do not have conflicting demands. In addition, strong relationships with our clients are developed by the team which generally facilitates high levels of repeat business.

          Since inception, we have invested significantly in developing and maintaining a quality system that supports and reinforces our culture of customer focus, client service and high quality output. We became ISO 9002 accredited in 1994 and we have continued to undergo several quality systems surveillance audits each year in order to maintain global registration. In 2003 we transitioned to the new ISO 9001:2000 standard. This quality system combined with our independent quality assurance division provides a globally consistent approach to all projects that we undertake and also promotes the delivery of a high quality service to all of our clients.

Change in Fiscal Year End

          On July 27, 2005 our Board of Directors approved a change of our fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. We made this change in order to align our fiscal year end with the majority of other contract research organizations. As a requirement of this change, we reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. Going forward, our fiscal quarters will end on the last day of March, June, September and December of each year.

Risks Related to Our Business and Purchasing Our ADSs

          Before you purchase our ADSs, you should be aware that there are various risks related to, among other things: our dependence on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries; our limited number of clients; clients discontinuing use of services or cancellations or discontinuance of projects; competition with larger companies and research institutions; quarterly results fluctuations; continued losses by our central laboratory segment; dependence on long-term fixed-fee contracts; our ability to attract or retain qualified staff; failure to comply with regulatory authorities; exchange rate fluctuations; potential liability claims; loss of business opportunities as a result of health care reform or changes in the regulatory environment; our failure to successfully develop and market or acquire new services; our reliance on third parties for important services; ongoing disruptions of our business caused by acquisitions we may make in the future; fluctuations in the stock market or general economic conditions; difficulty enforcing U.S. judgments against us; and the determination that we are a Passive Foreign Investment Company.

          Our principal executive offices are located in South County Business Park, Leopardstown, Dublin 18, Ireland and our telephone number is (353) 1-291-2000. Our principal offices in the United States are located at 212 Church Road, North Wales, PA 19454.

RISK FACTORS

          If you purchase our ADSs, you will take on a financial risk. In deciding whether to invest, you should carefully consider the following factors, the other information contained in this prospectus, including the prospectus supplement attached hereto, and the additional information in our reports and other documents on file with the SEC that are incorporated herein by reference.

RISKS RELATED TO OUR BUSINESS

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

          We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, they could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.

We depend on a limited number of clients and a loss of, or significant decrease in, business from them could affect our business.

          We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the transition period ended December 31, 2005, 39% of our net revenue was derived from our top five clients. In the transition period, no client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2005, 43% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2005, 12% of our net revenue was derived from Astra Zeneca plc, no other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2004, 40% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2004, 17% of our net revenue was from Astra Zeneca plc, no other client contributed more then 10% of net revenues.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and we may not receive their business in the future or may not be able to attract new clients.

          Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including:

•	the failure of products being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product;

•	a decision that a particular study is no longer necessary;

•	poor project performance, insufficient patient enrollment or investigator recruitment; or

•	production problems resulting in shortages of the drug.

          If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

We compete against many companies and research institutions that may be larger or more efficient than we are. This may preclude us from being given the opportunity to bid, or may prevent us from being able to competitively bid on and win new contracts.

          The market for CROs is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corporation, Kendle International Inc., Ingenix Inc. (United Health Group Incorporated), Omnicare Inc., PRA International Inc., MDS Inc., SFBC International Inc., Charles River Laboratories, Inc. and Pharmaceutical Product Development, Inc. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

          Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and cancellation or termination of projects in the quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number of employees and the percentage of these employees who were working on projects and billed to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Our Central Laboratory segment has been loss making and may continue to experience losses in the future.

          Our central laboratory has experienced a period of underperformance over the past number of years. To return this business segment to profitability we require continued strong levels of new business awards and economies of scale in the usage of both resources and lab inputs. If we do not achieve continued momentum in winning new business and if these economies are not attained, then our central laboratory may continue to make losses.

Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

          Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and therefore will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects (for example if we underprice these contracts) if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

If we fail to attract or retain qualified staff, our performance may suffer.

          Our business, future success and ability to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although we have not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

          The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

•	the termination of any research;

•	the disqualification of data;

•	the denial of the right to conduct business;

•	criminal penalties; and

•	other enforcement actions.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

          We derived approximately 41.4% of our consolidated net revenue in the transition period ending December 31, 2005 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

          In addition, our contracts with our clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. We regularly review our currency exchange exposure and hedge a portion of this exposure using forward exchange contracts.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

          We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice actions against the investigators with whom we contract. To date, we have not been subject to any liability claims that are expected to have a material effect on us.

          Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and that of our employees.

          In addition, we maintain an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award.

We may lose business opportunities as a result of health care reform and the expansion of managed care organizations.

          Numerous governments, including the U.S. government and governments outside of the U.S., have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

          For instance, in the past the U.S. Congress has entertained several comprehensive health care reform proposals. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While the U.S. Congress has not yet adopted any comprehensive reform proposals, members of Congress may raise similar proposals in the future. We are unable to predict the likelihood that health care reform proposals will be enacted into law.

          In addition to health care reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations’ efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment

          Various regulatory bodies throughout the world may enact legislation which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation is difficult to predict and therefore could have a material adverse effect on our business.

We may not be able to successfully develop and market or acquire new services.

          We may seek to develop and market new services that complement or expand our existing business or expand our service offerings through acquisition. If we are unable to develop new services and/or create demand for those newly developed services, or expand our service offerings through acquisition, our future business, results of operations, financial condition, and cash flows could be adversely affected.

We rely on third parties for important services.

          We depend on third parties to provide us with services critical to our business. The failure of any of these third parties to adequately provide the needed services could have a material adverse effect on our business.

We may make acquisitions in the future, which may lead to disruptions to our ongoing business.

          We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, our ability to:

•	assimilate the operations and services or products of the acquired company;

•	integrate acquired personnel;

•	retain and motivate key employees;

•	retain customers; and

•	minimize the diversion of management’s attention from other business concerns.

          Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers.

          In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

RISKS RELATED TO PURCHASING OUR ADSs

Fluctuations in the stock market or general economic conditions could negatively affect the market price of our ADSs.

          The market price of our ADSs, which are quoted on the Nasdaq National Market, and our ordinary shares, which are listed on the Official List of the Irish Stock Exchange, may be subject to significant fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions of the industry, prospects of healthcare reform, changes in government regulation, general economic conditions and ongoing geopolitical tensions. Furthermore, the stock market has experienced, and may further experience in the future, significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our ADSs and ordinary shares.

It may be difficult for investors to enforce U.S. judgments against us.

          We are incorporated in the Republic of Ireland and many of our subsidiaries are organized outside of the United States. As a result, the principles of law that govern our shareholder rights, the validity of corporate procedures and other matters may be different from those that would apply if we were a U.S. company. For example, it is not certain whether an Irish court (i) would enforce judgments of U.S. courts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

If we were determined to be a Passive Foreign Investment Company, or PFIC, United States shareholders could suffer adverse tax consequences.

          A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average percentage of its assets that produce passive income or are held for the production of passive income is at least 50%. We believe that we are not currently a PFIC and, based on our management’s current projections of our future income and assets and the manner in which we currently intend to manage and conduct our business in the future, that we will not become a PFIC in the foreseeable future. However, the PFIC rules are complex and subject to some uncertainty (given the very limited amount of authority interpreting such rules) and, thus, there can be no assurance that we are not currently a PFIC or will not become one in the future. If we were treated as a PFIC for any taxable year in which a U.S. Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. U.S. Holders should consult with their tax advisors as to the effect of these rules. For a discussion of the PFIC rules and other material U.S. federal income tax matters, see “U.S. Federal Income Tax Considerations.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus, as well as in our Transition Report on Form 20-F, our Annual Report on Form 20-F and other reports and documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

          We intend to use the net proceeds from any offering hereunder for general corporate purposes. The prospectus supplement issued in connection with any offering of ADSs by us will provide further detail about the use of the proceeds received therefrom.

          We will not receive any proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

          The following table sets forth, as of December 31, 2005, our cash and cash equivalents, short-term investments, short-term debt and capitalization:

As of December 31, 2005(1)

(in thousands)
Cash and cash equivalents	$59,509

Short-term investments (available for sale)	$22,809

Shareholders’ equity:
Ordinary shares, par value €0.06 per share: 20,000,000 shares authorized; 14,018,092 shares issued and outstanding	993
Additional paid-in capital	123,333
Accumulated other comprehensive income	3,409
Merger reserve	47
Retained earnings	113,776

Total shareholders’ equity	241,558

Total capitalization	$241,558

(1)	There has been no material change since December 31, 2005 in the total capitalization of the Company.

(2)

For a discussion of our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our Transition Report on Form 20-F for the period ended December 31, 2005, which is incorporated by reference herein.

PRICE RANGE OF ADSs AND DIVIDEND POLICY

          Our ADSs are traded on The Nasdaq National Market under the symbol “ICLR.” A total of 14,018,092 ordinary shares were issued and outstanding as of December 31, 2005, of which no ordinary shares were held by individual holders of record in the United States, excluding ordinary shares held in the form of ADRs, approximately 99% of which are held by holders of record in the United States. Because some of these ordinary shares were held by brokers or nominees, the number of holders of record or registered holders of ordinary shares in the United States is not representative of the number or residence of beneficial holders. The following table sets forth the high and low per share sale prices for our ADSs on The Nasdaq National Market for the periods indicated, as reported in published financial sources.

	ADSs

	Nasdaq

	High	Low

Last six months:
April 2006	$54.51	$46.70
March 2006	$49.00	$44.51
February 2006	$48.50	$43.59
January 2006	$44.50	$41.00
December 2005	$44.00	$39.86
November 2005	$41.75	$36.36
	$49.56	$39.31
Last nine quarters
Fiscal 2006:
First Quarter	$49.00	$41.00
Transition Period:
Quarter ended November 30, 2005	$50.49	$36.36
Quarter ended August 31, 2005	$41.89	$30.10
Fiscal 2005:
Fourth Quarter	$38.95	$30.26
Third Quarter	$38.99	$33.78
Second Quarter	$39.39	$31.04
First Quarter	$44.92	$31.75
Fiscal 2004:
Fourth Quarter	$43.49	$29.74
Third Quarter	$46.05	$33.03
Last five fiscal years:
Seven months ended December 31, 2005	$50.49	$30.10
2005	$44.92	$30.26
2004	$46.05	$25.87
2003	$32.87	$14.88
2002	$39.58	$22.93
2001	$29.75	$15.00

          Our ordinary shares are also traded on the Official List of the Irish Stock Exchange; however, to date there has been limited trading activity on this exchange.

          We currently anticipate that after this offering all of our earnings will be retained for the development of our business and do not anticipate paying any cash dividends in the foreseeable future. Under Irish law, we may only pay dividends out of profits legally available for that purpose. In addition, we are restricted from distributing by way of dividend any sum we receive as grants in connection with agreements we have with the Irish government agency, Enterprise Ireland. We paid no dividends in fiscal year 1996 through the present.

SELLING SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 27, 2006 by the selling shareholders.

Name and Address of	Shares Beneficially Owned Prior to This Offering(1)		Maximum Number of Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering(1)

Selling Shareholder	Number	Percent		Number	Percent

Dr. Ronan Lamb(3)	952,470	6.8%	(2)	(2)	(2)
South County
Business Park,
Leopardstown
Dublin 18, Ireland

Poplar Limited(4)	1,494,892	10.7%	(2)	(2)	(2)
c/o Dr. John Climax
South County
Business Park,
Leopardstown
Dublin 18, Ireland

(1)

As used in this table, “beneficial ownership” means to the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire within 60 days after such date.

(2)

The selling shareholders may sell up to 1,500,000 ADSs representing ordinary shares under this Registration Statement. The prospectus supplement issued in connection with any offering by any of the selling shareholders will provide further details with respect to the number of ADSs representing ordinary shares to be offered by each selling shareholder and the number of ADSs representing ordinary shares that would be beneficially owned by each selling shareholder following such offering. The decision by either of the selling shareholders to sell any of its respective ADSs representing ordinary shares in an offering will depend upon the market price of our ADSs at that time and other factors deemed relevant by such selling stockholder. Notwithstanding the registration of our ADSs held by the selling shareholders, the selling shareholders may also sell their ADSs representing ordinary shares pursuant to applicable exemptions from registration, including but not limited to, Rule 144 under the Securities Act.

(3)	Includes 8,000 options (vested and unvested).

(4)

Poplar Limited is a Jersey company controlled by the Chairman of our Board of Directors, Dr. John Climax. The total number of shares beneficially owned by Dr. Climax is comprised of 18,000 options (vested and unvested) and 40 ordinary shares beneficially held by Dr. Climax and 1,476,852 ADSs held by Poplar Limited.

          The ADSs being offered by the selling stockholders through this prospectus were originally acquired (a) as founders’ shares in connection with our formation or (b) through the exercise of options issued through our equity compensation plan.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

          Set forth below is the opinion of Cahill Gordon & Reindel LLP, counsel to ICON, regarding the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering by U.S. Holders (as defined below) who hold such ordinary shares or ADSs as capital assets. The following opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those described in the opinion. The following opinion is based on the accuracy of (i) each of the factual matters set forth in this prospectus and (ii) factual representations contained in a certificate of ICON plc delivered to Cahill Gordon & Reindel LLP in connection with this opinion, which facts have not been independently reviewed or verified by Ca-hill Gordon & Reindel LLP. Any inaccuracy in any of these factual matters may affect the legal conclusions reached in the opinion. Cahill Gordon & Reindel LLP has no obligation to update this opinion to reflect future changes in law or any inaccuracies in any of the foregoing factual matters that may later come to our attention.

          As discussed in the opinion, the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering will depend to a significant extent on ICON’s actual income and assets and the manner in which ICON manages and conducts its business, both now and in the future. ICON’s projections, computations and estimates of these items have not been independently reviewed or verified by Cahill Gordon & Reindel LLP, and Cahill Gordon & Reindel LLP expresses no opinion regarding such projections, computations and estimates.

          This opinion is not a guarantee and merely represents the judgment of Cahill Gordon & Reindel LLP regarding the specific matters addressed. The opinion is not binding on the Internal Revenue Service (the “IRS”) or any court and there is no assurance that the IRS or a court would not reach a contrary conclusion.

          This opinion applies only to U.S. Holders (as defined below) and does not apply to certain categories of U.S. Holders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose “functional currency” is not the U.S. dollar, persons who own actually or constructively 10% or more (by voting power or value) of the shares of ICON plc, tax-exempt entities, U.S. expatriates, persons who hold ordinary shares or ADSs as a position in a straddle or as part of a “hedging,” “integrated,” “constructive sale” or “conversion” transaction and persons subject to the U.S. federal alternative minimum tax. Moreover, the opinion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local, non-U.S. or other tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of ordinary shares or ADSs to them, including any U.S. federal, state, local, non-U.S. or other tax consequences of (and any tax return filing or other reporting requirements relating to) the ownership and disposition of ordinary shares or ADSs purchased in this offering.

          For purposes of the following opinion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes, a individual who is a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust if:

•	a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

•	the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          For U.S. federal income tax purposes, U.S. Holders of ADSs are treated as the owners of the underlying ordinary shares.

          Subject to the foregoing, it is the opinion of Cahill Gordon & Reindel LLP that:

Dividends

          Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of a distribution paid on an ordinary share or on an ADS (including the amount of any withholding tax) will be a dividend for U.S. federal income tax purposes to the extent paid out of ICON plc’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds the portion of ICON plc’s earnings and profits attributable to such distribution, it will be treated as a nontaxable return of capital to the extent of a U.S. Holder’s tax basis in such share or ADS and thereafter as a capital gain. Dividends paid by ICON plc, if any, generally will not qualify for the dividends-received deduction otherwise generally available to corporate shareholders.

          Provided that we have not been and do not become a PFIC (as discussed below), dividends, if any, received by noncorporate holders in taxable years beginning prior to 2009 generally will be eligible for reduced rates of taxation applicable to “qualified dividend income,” subject to minimum holding period requirements and certain other requirements and limitations.

          The amount of any dividend paid in euros or other non-U.S. currency (a “foreign currency”) will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

          Because more than 50% of the total combined voting power of all classes of ICON plc’s shares entitled to vote or the total value of ICON plc’s shares may be owned by U.S. persons, a portion of any dividends received by a U.S. Holder of ordinary shares or ADSs may be treated as U.S. source dividend income for purposes of calculating a U.S. Holder’s entitlement to U.S. foreign tax credits. However, a U.S. Holder entitled to benefits under the Ireland-U.S. Income Tax Treaty may elect to treat as foreign source income any portion of ICON plc’s dividends that otherwise would be treated as U.S. source pursuant to the rule described in the preceding sentence, in which event such portion of the ICON plc dividend must be separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election and the application of the foreign tax credit provisions to them.

Gain on Disposition

          Subject to the PFIC rules discussed below, upon a sale, exchange or other disposition of the ordinary shares or ADSs, a U.S. Holder generally will recognize a gain or a loss, if any, equal to the difference between the amount realized upon the sale, exchange or disposition and the U.S. Holder’s tax basis in the ordinary shares or ADSs. Generally, a U.S. Holder’s tax basis in the ordinary shares or ADSs will be such holder’s cost. Such gain or loss will be capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. The exchange of ADSs for ordinary shares will not be a taxable event for U.S. federal income tax purposes.

PFIC Status

          A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average percentage of its assets that produce passive income or are held for the production of passive income is at least 50%. If the representations made by ICON’s management regarding the nature and amount of its income and assets and the manner in which it has managed and conducted its business are accurate (without regard to any knowledge or belief qualifiers expressed by management), ICON plc was not a PFIC for its taxable year ended December 31, 2005. In addition, while there can be no assurance because the determination depends on future events, based on ICON management’s current projections of ICON’s future income and assets, and the manner in which ICON currently intends to manage and conduct its business in the future, ICON plc will not be a PFIC in its current taxable year ending December 31, 2006 or in the foreseeable future. If ICON plc were treated as a PFIC for any taxable year in which a U.S. Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. A U.S. Holder owning shares in a PFIC generally may be able to avoid or mitigate these adverse tax consequences by making a timely “qualified electing fund” (“QEF”) or “mark-to-market” election. U.S. Holders should consult with their tax advisors as to the effect of these rules, including the circumstances under which a U.S. Holder will be required to file a timely “protective statement” in order to preserve its right to make a QEF election.

Backup Withholding Tax and Information Reporting

          A U.S. Holder of ordinary shares or ADSs may be subject to information reporting requirements and backup withholding tax for amounts paid with respect to dividends on the ordinary shares or ADSs, or the proceeds of sale or other disposition (including a redemption) of the ordinary shares or ADSs, unless the holder:

•	is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact; or

•

provides a correct taxpayer identification number, or T.I.N., certifies that he, she or it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

          A U.S. Holder of ordinary shares or ADSs who does not provide a correct T.I.N. may be subject to penalties imposed by the IRS. Any amount withheld under backup withholding rules generally will be creditable against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that a U.S. Holder timely furnishes certain information to the IRS.

IRISH TAXATION CONSIDERATIONS

          Set forth below is the opinion of KPMG, Tax Advisors to the Company, regarding the material aspects of Irish tax law and practice regarding the ownership and disposition of ordinary shares and ADSs by US Holders (as defined in the opinion included elsewhere in “U.S. Taxation Considerations” provided by Cahill Gordon & Reindel LLP). This opinion deals with only ordinary shares and ADSs held as capital assets and does not address special classes of shareholders such as dealers in securities. This opinion also does not address any potential application of Section 811 Taxes Consolidation Act of 1997, a general anti-avoidance section, enabling Irish Revenue Commissions to recharacterize transactions undertaken for tax avoidance motives. This opinion is not exhaustive and all shareholders are advised to contact their own tax advisers with respect to the taxation consequences of their ownership or disposition of ordinary shares or ADSs. This opinion is not a guarantee and merely represents the judgment of KPMG regarding the specific matters addressed. This opinion is based on the tax laws of the Republic of Ireland, the Double Taxation Convention between the Republic of Ireland and the United States of America and current practice of the Irish Revenue Commissioners, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein.

          Subject to the foregoing, it is the opinion of KPMG that:

Dividends

          Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income, subject to conditions, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares in the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

          Non-Irish resident corporate shareholders that:

•	are ultimately controlled by residents of a Relevant Territory;

•	are resident in a Relevant Territory and are not controlled by Irish residents;

•	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

•

are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories;

will be exempt from withholding tax on the production of the appropriate certificates and declarations.

          U.S. Holders of ordinary shares (as opposed to ADSs; see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

          Special arrangements are available in the case of interests in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

•	the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either

•	the depositary bank’s ADS register shows that the beneficial owner has a U.S. address on the register; or

•

if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the beneficial owner’s address in the intermediary’s records is in the U.S.

Income Tax

          Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.

          However, a U.S. Holder will not have an Irish income tax liability on dividends from the company if the U.S. Holder is neither resident nor ordinarily resident in the Republic of Ireland and the U.S. Holder is:

•	an individual resident in the U.S. (or any other country with which Ireland has a double taxation treaty);

•	a corporation that is ultimately controlled by persons resident in the U.S. (or any other country with which Ireland has a double taxation treaty);

•

a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

•	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

•

a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.

          U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty. U.S. Holders that are entitled to benefits under the treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

Gain on Disposition

          A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish tax resident, to Irish capital gains tax. This treatment will apply to Irish-domiciled individuals:

•	who cease to be Irish resident;

•	who own the shares when they cease to be resident;

•

if there are not more than five years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that such individual resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

• the interest disposed of represents 5% or greater of the share capital of the company or is worth at least €500,000.

          In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

          A transfer of assets between spouses will not give rise to a gain or loss for a capital gains tax purposes. The spouse who receives the asset is deemed to have acquired it on the date and at the cost at which the other spouse acquired it. However, these provisions will not apply and a charge to capital gains tax may arise where the spouse acquiring the asset would not be liable to Irish capital gains tax if he/she disposed of such assets in the year in which they were acquired.

Stamp Duty–Ordinary Shares

          Irish stamp duty, which is a tax on certain documents, including CREST operator instructions, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e., purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

          Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g., a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of €12.70 (the nominal rate) will apply.

Stamp Duty–ADSs

          A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of €12.70 applies.

          Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are dealt in on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

          The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift, or for a consideration less than market value, all parties to the transfer. A late or inadequate payment of stamp duty will result in a liability to pay interest, penalties and fines.

Capital Acquisitions Tax

          A gift or inheritance of ordinary shares or ADSs will be within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at a rate of 20% on the value of the transfer above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since December 5, 1991 from persons within the same capital acquisitions tax relationship category insofar as the benefits were within the charge to Irish capital acquisitions tax. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

          The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against U.S. federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

PLAN OF DISTRIBUTION

          We and the selling shareholders may sell the securities offered by this prospectus in and outside the United States in one or more of the following ways:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

          We and the selling shareholders may sell, either directly or through agents, and underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

          The prospectus supplement relating to any offering will include the following information:

•	the terms of the offering, including the aggregate number of securities being offered;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts or other underwriters’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

Sales through Underwriters or Dealers

          If we or the selling shareholders use underwriters in an offering using this prospectus, we or the selling shareholders will execute an underwriting agreement with one or more underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if they purchase any. Compensation to the underwriters may be in the form of discounts, concessions or commissions. Underwriters may sell the securities through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If we or the selling shareholders use underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

          We or the selling shareholders may grant to the underwriters an option to purchase additional offered securities to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement. If we or the selling shareholders grant any over-allotment option, the terms of the over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

          If we or the selling shareholders use a dealer in an offering of securities using this prospectus, we or the selling shareholders will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

Direct Sales and Sales through Agents

          We or the selling shareholders may also use this prospectus to directly solicit offers to purchase securities. In this case, no underwriters or agents would be involved. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

          We or the selling shareholders may also sell the offered securities through agents we or they designate from time to time. In the prospectus supplement, we or the selling shareholders will describe any commission payable by us or them to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

          If so indicated in the prospectus supplement relating to a particular issue of offered securities, we or the selling shareholders may authorize underwriters and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we or the selling shareholders may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of securities pursuant to delayed delivery contracts accepted by us or the selling shareholders will be detailed in the prospectus supplement.

Indemnification

          Underwriters, dealers or agents participating in a distribution of securities using this prospectus may be deemed to be underwriters under the Securities Act. Pursuant to agreements that we or the selling shareholders may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus may be entitled to indemnification by us and the selling shareholders against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect of those liabilities.

Denominations

          The offered securities will be sold in minimum units of 50,000 (or the U.S. dollar equivalent thereof).

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

          Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depository receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

          The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Sudan, Cote D’Ivoire and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

          Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sudan, Uzbekistan, Democratic Republic of Congo, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under the Company’s Articles of Association, or under Irish Law, that limit the right of nonresidents or foreign owners to hold or vote the Company’s ordinary shares or ADSs.

VALIDITY OF THE ORDINARY SHARES

          The validity of the ordinary shares will be passed upon by A&L Goodbody, solicitors, IFSC, Dublin 1, Ireland. Certain matters of U.S. and New York law with respect to this offering will be passed upon for us by Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York. Cahill Gordon & Reindel LLP may rely upon A&L Goodbody with respect to certain matters governed by Irish law.

EXPERTS

          The consolidated financial statements of ICON plc as of December 31, 2005, May 31, 2005 and 2004 and for the seven months ended December 31, 2005 and each of the years in the three-year period ended May 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

          The discussions included under the heading “Irish Taxation Considerations” were prepared for the Company by KPMG, independent registered public accounting firm, and have been included herein upon the authority of said firm as experts in tax matters.

          A&L Goodbody have given and have not withdrawn their written consent to the references in this prospectus to their names in the form and context in which they appear.

EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares, which will be borne by us and the selling shareholders proportionately to the ADSs being offered unless otherwise indicated:

Securities and Exchange Commission registration fee	$13,375
Nasdaq National Market fees	12,500
Legal fees and expenses	270,000
Accounting fees and expenses	100,000
Printing expenses	175,000
Transfer and Registrar fee	50,000
Miscellaneous	150,000

Total	$770,875

ENFORCEABILITY OF CIVIL LIABILITIES PROVISIONS OF FEDERAL
SECURITIES LAWS AGAINST FOREIGN PERSONS; SHAREHOLDER RIGHTS UNDER IRISH LAW

          Some of the directors and officers of ICON, as well as the selling shareholders and some of the experts named in this prospectus, reside outside of the United States and all or a substantial portion of their assets and the assets of ICON are located outside of the United States. As a result, it may be difficult for investors to serve process in the United States upon such persons, other than ICON, or to enforce against them judgments of U.S. courts or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States in each case based upon civil liabilities under the U.S. federal securities laws. In addition, it may be difficult for investors to enforce in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon the U.S. Securities laws. A&L Goodbody Solicitors, ICON’s Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the U.S. federal securities laws. To enforce a judgment in Ireland given by a United States court or State court in the State of New York or County of New York, it would be necessary to obtain an order of the Irish Court. Such order would be granted upon proper proof of such judgment and that such United States or State court had jurisdiction, and the merits of the case would not be considered unless it were contended that the judgment of the United States or State court had been obtained by fraud or was contrary to natural justice as understood in Irish law or was repugnant to public policy of Irish law.

          Directors may be held liable for breaches of their fiduciary duties to the Company, and may be required to account to the Company for benefits which they have received as a result of their positions as directors. Directors may also be liable to the Company for negligence. Officers may also be liable for breach of duty and negligence, and may be held liable to the Company under various provisions of Irish company law.

          ICON has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent to receive service of process in actions against it arising out of the U.S. federal securities laws or out of violations of those laws in any federal or state court in New York, New York, relating to this offering.

Shareholder Rights Under Irish Law

          Under Irish law, shareholders are entitled to inspect the register of shareholders, registers relating to interests of directors and certain other registers relating to debentures granted by the company. Shareholders are also entitled to receive a copy of the Company’s annual reports, and will be provided with the Company’s constitutional documents on request. Shareholders are entitled to attend, and review minutes of, shareholder meetings, but are not entitled to review board or other corporate minutes.

          Under Irish law and the Company’s by-laws, shareholders are permitted to approve corporate matters by written consent. As is normal for Irish public companies, the Company does not have such enabling provisions in its constitutional documents.

          Under Irish law, shareholders holding 10% or more of the Company’s issued and paid up voting shares may call a shareholder meeting.

          Irish law does not contain any absolute prohibitions on the issuance of preferred stock or the adoption of poison pill devices or other measures that could prevent or delay a takeover. However, the ability of Irish companies to take any such defensive measures are constrained by the fiduciary duty of directors to act in the best interests of the company and its shareholders. Further Irish law provisions prohibit a company from taking any frustrating action where an offer has been made for the shares of the company.

          In general, Irish law recognizes the company as the proper plaintiff in cases involving the company and precludes shareholders from instituting actions on behalf of the company. In certain circumstances, Irish law permits shareholders to sue the company where it is alleged that the affairs of the company are being conducted in a manner oppressive to its shareholders.

          All matters relating to the management and control of an Irish company are generally delegated to its board of directors under the company’s constitutional documents, except for those actions which require a vote of the shareholders. ICON’s constitutional documents contain standard provisions delegating management and control to its board of directors. In certain situations, specific authority is delegated to officers, auditors and examiners.

ADDITIONAL INFORMATION

          We file annual and special reports and other information with the Securities and Exchange Commission, or the Commission. You may read and copy any of our reports, statements or other information at the Commission’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available to the public from commercial document retrieval services and over the internet on the Commission’s website at http://www.sec.gov.

          In addition, we furnish to registered holders of ordinary shares and to The Bank of New York, as Depositary under our deposit agreement, for mailing to the record holders of ICON ADRs, all notices of stockholders’ meetings and other reports and communications we generally make available to stockholders. The Depositary arranges for the mailing of such notices, reports and communications to holders of record of ADSs. As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the furnishing and content of proxy statements.

          We have filed with the Commission a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the ADSs offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our ADSs, you should refer to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

          We “incorporate by reference” information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. This information is an important part of this prospectus. Information that we file with the Commission in the future will automatically update and supersede information in this prospectus. Those future filings include annual reports on Form 20-F, reports on Form 6-K that we designate to be incorporated by reference into this prospectus and other reports we may file with the Commission.

          This prospectus incorporates by reference the following documents that we previously filed with the Commission and any future filings made with the Commission:

•	our Transition Report on Form 20-F for the period ended December 31, 2005, filed with the Commission on March 15, 2006;

•	our current report on Form 6-K, filed with the Commission on February 3, 2006 (as amended by Form 6-K/A filed with the Commission on April 12, 2006);

•	the description of our Ordinary Shares and American Depositary Shares contained on Form 6-K/A filed with the Commission on March 7, 2003;

•	the description of our Memorandum and Articles of Association contained on Form 6-K, filed with the Commission on January 31, 2003; and

•	the description of our Registration Rights Agreement, dated as of December 12, 1997, contained on Form 6-K, filed with the Commission on January 31, 2003.

          All annual reports that we file with the Commission pursuant to the Securities Exchange Act of 1934 on Form 20-F after the date of this prospectus and prior to all ADSs offered by this prospectus being sold shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the Commission by identifying in such form that it is being incorporated by reference into this prospectus.

          You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at this address: ICON plc, Attention: Ciaran Murray, Chief Financial Officer, South County Business Park, Leopardstown, Dublin 18, Ireland, (353) 1-291-2000.

Annex I

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2006

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes ☒   No ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes ☐   No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

          As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

          We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,200 employees worldwide, with operations in 41 locations in 27 countries, including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2006, we derived approximately 61.8%, 31.3%, and 6.9% of our net revenue in the United States, Europe and Rest of World, respectively.

          Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

          On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company made this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. From January 1, 2006, the Company’s fiscal quarters will end on the last day of March, June, September and December of each year. Information set out in this report for the current quarter is for the three months ending March 31, 2006. Comparative income statement and cash flow information, together with related notes, is for the three months ending February 28, 2005. Comparative balance sheet information and related notes are stated as at December 31, 2005.

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

	(Unaudited) March 31, 2006	(Audited) December 31, 2005

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$62,469	$59,509
Short term investments – available for sale	22,809	22,809
Accounts receivable	78,648	71,450
Unbilled revenue	63,313	62,270
Other receivables	6,559	6,435
Deferred tax asset	1,919	1,554
Prepayments and other current assets	12,777	11,089

Total current assets	248,494	235,116
Other Assets:
Property, plant and equipment, net	49,279	47,652
Goodwill	66,050	65,731
Non-current deferred tax asset	550	452
Intangible assets	85	116

Total Assets	$364,458	$349,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,252	$7,575
Payments on account	55,077	50,211
Other liabilities	31,327	33,184
Deferred tax liability	682	682
Bank credit lines and loan facilities	—	4,856
Income taxes payable	8,757	6,296

Total current liabilities	106,095	102,804
Other Liabilities:
Long term government grants	1,157	1,160
Long term finance leases	123	152
Non-current deferred tax liability	2,627	2,499
Minority interest	936	894

Total Liabilities	110,938	107,509

Shareholders’ Equity:
Ordinary shares, par value 6 euro cents per share; 20,000,000 shares authorized, 14,091,097 shares issued and outstanding at March 31, 2006 and 14,018,092 shares issued and outstanding at December 31, 2005	998	993
Additional paid-in capital	126,135	123,333
Accumulated other comprehensive income	5,023	3,409
Merger reserve	47	47
Retained earnings	121,317	113,776

Total Shareholders’ Equity	253,520	241,558

Total Liabilities and Shareholders’ Equity	$364,458	$349,067

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND FEBRUARY 28, 2005
(UNAUDITED)

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Revenue:
Gross revenue	$140,644	$113,341
Subcontractor costs	(42,149)	(30,486)

Net revenue	98,495	82,855
Costs and expenses:
Direct costs (note 4)	54,704	46,008
Selling, general and administrative (note 4)	30,280	27,385
Depreciation and amortization	3,445	3,424
Other charges	—	11,275

Total costs and expenses	88,429	88,092

Income/(loss) from operations	10,066	(5,237)
Interest income	658	309
Interest expense	(11)	(54)

Income/(loss) before provision for income taxes	10,713	(4,982)
Provision for income taxes	(3,130)	(521)
Minority interest	(42)	(25)

Net income /(loss)	$7,541	$(5,528)

Net income/(loss) per ordinary share:
Basic	$0.54	$(0.40)

Diluted	$0.53	$(0.40)

Weighted average number of ordinary shares outstanding:
Basic	14,042,017	13,866,236

Diluted	14,109,534	14,077,910

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND FEBRUARY 28, 2005
(UNAUDITED)

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Cash flows from operating activities:
Net income/(loss)	$7,541	$(5,528)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	—	75
Depreciation and amortization	3,445	3,424
Amortization of grants	(28)	(53)
Non-cash stock compensation expense	930	—
Deferred taxes	(335)	—
Minority interest	42	25
Other Charges	—	11,275
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(6,737)	9,355
Increase in unbilled revenue	(1,014)	(11,141)
Decrease/(increase) in other receivables	276	(1,191)
Increase in prepayments and other current assets	(1,598)	(1,249)
Increase in payments on account	4,832	7,070
(Decrease)/increase in other liabilities	(1,829)	74
Increase/(decrease) in income taxes payable	2,380	(482)
Increase in accounts payable	2,639	956

Net cash provided by operating activities	10,544	12,610

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,516)	(2,793)
Purchase of intangible asset	—	(250)
Purchase of subsidiary undertakings and acquisition costs	—	(42)
Deferred payments in respect of historical acquisitions	—	(162)
Net cash used in investing activities	(4,516)	(3,247)

Cash flows from financing activities:
Repayment of bank overdraft	(4,888)	(10,000)
Proceeds from exercise of share options	1,882	411
Share issuance costs	(5)	(28)
Repayment of other liabilities	(29)	1

Net cash used in financing activities	(3,040)	(9,616)
Effect of exchange rate movements on cash	(28)	175

Net increase/(decrease) in cash and cash equivalents	2,960	(78)
Cash and cash equivalents at beginning of period	59,509	41,975

Cash and cash equivalents at end of period	$62,469	$41,897

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Merger Reserve	Total

	(dollars in thousands, except per share data)
Balance at December 31, 2005	14,018,092	$993	$123,333	$3,409	$113,776	$47	$241,558
Comprehensive Income:
Net income	—	—	—	—	7,541	—	7,541
Currency translation adjustment	—	—	—	1,614	—	—	1,614
Total comprehensive income	9,155
Exercise of share options	73,005	5	1,877	—	—	—	1,882
Share issue costs	—	—	(5)	—	—	—	(5)
Non-cash stock compensation expense	—	—	930	—	—	—	930

Balance at March 31, 2006	14,091,097	$998	$126,135	$5,023	$121,317	$47	$253,520

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2006

1. Basis of Presentation

          These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. As discussed in note 4, the Company adopted Statement of Accounting Standard (“SFAS”) 123 (revised 2004) Share Based Payment (“SFAS 123R”) effective from January 1, 2006. There were no other significant change in ICON plc’s accounting policies from those outlined in ICON’s Transition Report on Form 20-F for the seven month period ended December 31, 2005.

          The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Transition Report on Form 20-F for the seven months ended December 31, 2005. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2006.

2. Goodwill

	March 31, 2006	February 28, 2005

	(in thousands)
Opening balance	$65,731	$67,440
Foreign exchange movement	319	(1,709)

Closing balance	$66,050	$65,731

          The goodwill balance relates entirely to the clinical research segment.

3. Net income per ordinary share

          Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

          There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	14,042,017	13,866,236
Effect of dilutive share options outstanding	67,517	211,674

Weighted average number of ordinary shares for diluted net income per ordinary share	14,109,534	14,077,910

4. Stock Options

          On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

          An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

          No options can be granted after January 17, 2013.

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires, with effect from accounting periods beginning after June 15 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

          The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the first quarter ended March 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

          The following table summarizes option activity for the three months ended March 31, 2006:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2005	1,132,146	$31.50	$14.60

Granted	372,611	$43.91	$19.64
Exercised	(73,005)	$25.60	$13.89
Forfeited	(71,860)	$30.24	$14.10

Outstanding at March 31, 2006	1,359,892	$35.98	$16.06	6.2

Exercisable at March 31, 2006	399,856	$29.44	$14.03	4.7

          Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at March 31, 2006 is eight years.

          The weighted average fair value of stock options granted during the three months ended March 31, 2006, calculated using the Black-Scholes option pricing model, was $19.64 based on the following assumptions; dividend yield - 0%, risk free interest rate - 4.6%, expected volatility - 45% and weighted average expected life - 4.81 years.

          On January 17, 2006, 15,000 share options, with an exercise price of $41.68, were granted to certain key employee of the Company. These options will vest between 2009 and 2014 subject to the Company’s diluted earnings achieving $4.20 per share. If the Company does not achieve diluted earnings of $4.20 per share before January 16, 2014, the option grant expires.

          Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of part vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

          Income from operations for the three months ended March 31, 2006, is stated after charging $0.9 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the three months ended March 31, 2006, had SFAS 123R not been introduced would have been $0.60 and $0.59 respectively. Non-cash stock compensation expense for the three months ended March 31, 2006, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

Direct costs	$512	$—
Selling, general and administrative	418	—

	$930	$—

          Non vested shares outstanding as March 31, 2006, is as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2005	803,389	$33.20	$15.22

Granted	372,611	$43.91	$19.64
Vested	(144,104)	$32.05	$16.03
Forfeited	(71,860)	$30.24	$14.10

Non vested outstanding at March 31, 2006	960,036	$37.62	$16.90

          As at March 31, 2006, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 3.6 years, amounted to $12.0 million. The Company has granted options with fair values ranging from $11.55 to $19.64 per option or a weighted average fair value of $15.86 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2006 was 72,588. The options have an average remaining contractual term of 2.1 years and average exercise price of $18.17. The total intrinsic value of options exercised during this period was $1.02 million.

          Prior to the adoption of SFAS 123R, the Company accounted for its share options in accordance with the provisions of SFAS No. 123 which allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The impact on net loss and earnings per share, had SFAS 123R been applied are as follows:

Three Months Ended February 28, 2005

Net loss as reported	$(5,528)
Deduct: Total non-cash stock compensation expense determined under fair value based method for all awards, net of related tax effects	$(804)

Pro forma net loss	$(6,332)

Earnings per share (in $):
Basic – as reported	(0.40)
Basic – pro forma	(0.45)
Diluted – as reported	(0.40)
Diluted – proforma	(0.45)

          The weighted average fair value of stock options granted during the three months ended February 28, 2005, calculated using the Black-Scholes option pricing model, was $15.07 based on the following assumptions; dividend yield - 0%, risk free interest rate -3.9/4.1%, expected volatility - 45% and weighted average expected life -4.81 years.

          Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical exercise and termination patterns; and the risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

          On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires.

          5. Business Segment Information

          The Company’s areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Russia, Hungary, Spain, Thailand, South Korea, Chile and Italy. Segment information for the three month periods ended March 31, 2006 and February 28, 2005 are as follows:

          a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Ireland*	$7,888	$10,402
Rest of Europe	22,951	19,631
U.S.	60,850	48,399
Other	6,806	4,423

Total	$98,495	$82,855

*        All sales shown for Ireland are export sales.

          b) The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Central laboratory	$9,289	$6,371
Clinical research	89,206	76,484

Total	$98,495	$82,855

          c) The distribution of income/(loss) from operations by geographical area was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Ireland	$(1,034)	$584
Rest of Europe	5,366	2,380
U.S.	4,906	(8,592)
Other	828	391

Total	$10,066	$(5,237)

          d) The distribution of income/(loss) from operations by business segment was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Central laboratory	$(586)	$(10,533)
Clinical research	10,652	5,296

Total	$10,066	$(5,237)

          e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31, 2006	February 28, 2005

	(in thousands)
Ireland	$23,192	$22,538
Rest of Europe	7,021	6,669
U.S.	17,189	16,720
Other	1,877	1,725

Total	$49,279	$47,652

          f ) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31, 2006	February 28, 2005

	(in thousands)
Central laboratory	$3,322	$3,380
Clinical research	45,957	44,272

Total	$49,279	$47,652

          g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Ireland	$1,218	$1,378
Rest of Europe	559	544
U.S.	1,505	1,382
Other	163	120

Total	$3,445	$3,424

          h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31, 2006	February 28, 2005

	(in thousands)
Central laboratory	$306	$255
Clinical research	3,139	3,169

Total	$3,445	$3,424

          i) The distribution of total assets by geographical area was as follows:

	March 31, 2006	February 28, 2005

	(in thousands)
Ireland	$102,770	$91,826
Rest of Europe	63,515	80,700
U.S.	189,985	169,799
Other	8,188	6,742

Total	$364,458	$349,067

          j) The distribution of total assets by business segment was as follows:

	March 31, 2006	February 28, 2005

	(in thousands)
Central laboratory	$20,058	$17,150
Clinical research	344,400	331,917

Total	$364,458	$349,067

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

          The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Transition Report on Form 20-F for the seven months ended December 31, 2005. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

          We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,200 employees worldwide, with operations in 41 locations in 27 countries including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2006, we derived approximately 61.8%, 31.3%, and 6.9% of our net revenue in the United States, Europe and Rest of World, respectively.

          We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

          We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

          As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

          Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

          As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

          Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

          In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 13 operations operating in U.S. dollars, 6 trading in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chiliean Peso, South Korean Won and Thai Baht. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

          We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to March 31, 2006, we have received $2,447,579 and $1,841,504 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

          As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

     Three Months Ended March 31, 2006 compared with Three Months Ended February 28, 2005

          The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31,	February 28,		2005 to 2006 Percentage
	2006	2005

	Percentage of Net Revenue			Increase/(decrease)

Net revenue	100.0%	100.0%		18.9%
Costs and expenses:
Direct costs	55.6%	55.5%		18.9%
Selling, general and administrative	30.7%	33.1%		10.6%
Depreciation and amortization	3.5%	4.1%		0.6%
Other charges	—	13.6%		(100.0	) %
Income from operations	10.2%	(6.3	) %	292.2%

          Net revenue increased by $15.6 million, or 18.9%, from $82.8 million to $98.4 million. This improvement arose through a combination of increased business from existing clients and business won from new clients. Revenues in the United States, Europe and the Rest of World grew by 25.7%, 2.7% and 53.9% respectively. In the three months ended March 31, 2006, net revenue from our central laboratory business increased by 45.8% from $6.4 million to $9.3 million, while our clinical research segment grew by 16.6% from $76.5 million to $89.2 million over the period ended February 28, 2005. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in the first quarter of fiscal 2006. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

          Direct costs increased by $8.7 million, or 18.9%, from $46.0 million to $54.7 million, primarily due to increased staff numbers needed to support increased project related activity and the inclusion of $0.5 million non-cash stock compensation expense for the quarter ended March 31, 2006. Direct costs as a percentage of net revenue increased from 55.5% for the three months to February 28, 2005 to 55.6% for the three months to March 31, 2006.

          Selling, general and administrative expenses increased by $2.9 million, or 10.6%, from $27.4 million to $30.3 million. This increase is due to the continued expansion of our operations and the inclusion of $0.4 million non-cash stock compensation expense for the quarter ended March 31, 2006. As a percentage of net revenue, selling, general and administrative expenses, decreased from 33.1% in the three months ended February 28, 2005 to 30.7% in the three months ended March 31, 2006.

          Depreciation and amortization expense increased by $0.02 million, or 0.6%, from $3.42 million to $3.44 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization decreased from 4.1% in the three months ended February 28, 2005 to 3.5% in the three months ended March 31, 2006.

          Other charges of $11.3 million were recognised in the three months ended February 28, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

          Income from operations increased by $15.3 million, or 292.2%, from a loss of $5.2 million for the three months ended February 28, 2005, to a profit of $10.1 million for the three months ended March 31, 2006. As a percentage of net revenue, income from operations increased from (6.3)% for the three months to February 28, 2005, to 10.2% of net revenues for the three months ended March 31, 2006.

          For three months ended March 31, 2006, losses from operations, as a percentage of net revenue for the central laboratory decreased from 165.3% for the three months ended February 28, 2005, to 6.3% for the three months ended March 31, 2006. The loss for the three months ended February 28, 2005, included the effects of other charges. The central laboratory constitutes approximately 9.4% of our business revenues in the period under review. Operating margins for our clinical research segment increased from 6.9% for the three months ended February 28, 2005, to 11.9% for the three months ended March 31, 2006. Income from operations for the clinical research segment is stated after the inclusion of a non-cash stock compensation expense of US$0.9 million for the three months ended March 31, 2006. No non-cash stock compensation expense was recorded in the three months ended February 28, 2005.

          Net interest income for the three months ended March 31, 2006 was $0.6 million, an increase of $0.4 million over the amount of net interest income for the three months ended February 28, 2005. Higher average level of funds invested and higher interest rates over the prior period contributed to the increased interest income.

          ICON’s effective tax rate for the three months ended March 31, 2006 was 29.2% compared with (10.5)% for the three months ended February 28, 2005. The increase is due mainly to the impact of non-cash stock compensation expense recorded in the current quarter and other charges recorded in the comparative quarter.

Liquidity and Capital Resources

          The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the three months ended March 31, 2006 amounted to $59.2 million and $50.6 million for the three months ended February 28, 2005. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

          Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract’s duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

          As of March 31, 2006, our working capital amounted to $142.4 million, compared to $132.3 million at December 31, 2005. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 56 days at March 31, 2006, compared to 65 days at December 31, 2005.

          Net cash provided by operating activities was $10.5 million in the three months ended March 31, 2006, compared to $12.6 million in the three months ended February 28, 2005.

          Net cash used in investing activities was $4.5 million in the three months ended March 31, 2006, compared to $3.2 million in the three months ended February 28, 2005, due to additional capital expenditure on property, plant and equipment during the period.

          Net cash used in financing activities was $3.0 million in the three months ended March 31, 2006, compared to $9.6 million in the three months ended February 28, 2005, primarily due to reduced bank overdraft repayments.

          As a result of these cash flows, cash and cash equivalents increased by $3.0 million in the three months ended March 31, 2006, compared to a decrease of $0.08 million in the three months ended February 28, 2005.

          On July 3, 2003, ICON entered into a facility agreement (the “Facility Agreement”) for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the “Facilities”) with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks’ Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under the term loan facility of $40 million and the multi currency overdraft facility of $5 million. As at March 31, 2006, the full amounts of the term loan facility and the multi currency overdraft were available to be drawn down. As at March 31, 2006, the full amount of the $15 million revolving credit facility was available to be drawn down.

          The Company also entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount 120,000 (U.S.$144,912). As of March 31, 2006, the full facility was available to be drawn down.

Inflation

          We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

          We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc
April 27, 2006

Date	/s/ Ciaran Murray

Ciaran Murray
Chief Financial Officer

Annex II

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2006

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes ☒   No ☐

          Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

          Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

          As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

          Business

          We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,600 employees worldwide, with operations in 45 locations in 30 countries, including the United States and major markets in Europe and Rest of World. For the six months ended June 30, 2006, we derived approximately 61.1%, 31.8%, and 7.1% of our net revenue in the United States, Europe and Rest of World, respectively.

          Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

          On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year-end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company made this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. From January 1, 2006, the Company’s fiscal quarters will end on the last day of March, June, September and December of each year. Information set out in this report is for the three and six months ending June 30, 2006. Comparative income statement and cash flow information, together with related notes, is for the three and six months ending May 31, 2005. Comparative balance sheet information and related notes are stated as at December 31, 2005.

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

	(Unaudited) June 30, 2006	(Audited) December 31, 2005

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$63,186	$59,509
Short term investments - available for sale	37,827	22,809
Accounts receivable	81,233	71,450
Unbilled revenue	69,379	62,270
Other receivables	5,092	6,435
Deferred tax asset	1,526	1,554
Prepayments and other current assets	13,480	11,089

Total current assets	271,723	235,116
Other Assets:
Property, plant and equipment, net	52,974	47,652
Goodwill	67,395	65,731
Non-current deferred tax asset	422	452
Intangible assets	52	116

Total Assets	$392,566	$349,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$9,262	$7,575
Payments on account	65,436	50,211
Other liabilities	35,911	33,184
Deferred tax liability	593	682
Bank credit lines and loan facilities	—	4,856
Income taxes payable	7,260	6,296

Total current liabilities	118,462	102,804
Other Liabilities:
Long term government grants	1,179	1,160
Long term finance leases	100	152
Non-current deferred tax liability	2,526	2,499
Minority interest	970	894

Total Liabilities	123,237	107,509
Shareholders’ Equity:
Ordinary shares, par value 6 euro cents per share; 20,000,000 shares authorized, 14,176,636 shares issued and outstanding at June 30, 2006 and 14,018,092 shares issued and outstanding at December 31, 2005	1,005	993
Additional paid-in capital	129,443	123,333
Accumulated other comprehensive income	8,220	3,409
Merger reserve	47	47
Retained earnings	130,614	113,776

Total Shareholders’ Equity	269,329	241,558
Total Liabilities and Shareholders’ Equity	$392,566	$349,067

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND MAY 31, 2005
(UNAUDITED)

	Three Months Ended		Six Months Ended

	June 30, 2006	May 31, 2005	June 30, 2006	May 31, 2005

	(in thousands except share and per share data)
Revenue:
Gross revenue	$153,744	$121,979	$294,388	$235,320
Subcontractor costs	(46,308)	(36,010)	(88,457)	(66,496)

Net revenue	107,436	85,969	205,931	168,824
Costs and expenses:
Direct costs	60,014	47,529	114,718	93,537
Selling, general and administrative expense	32,397	27,540	62,677	54,925
Depreciation and amortization	3,689	3,549	7,134	6,973
Other Charges	—	—	—	11,275

Total costs and expenses	96,100	78,618	184,529	166,710

Income from operations	11,336	7,351	21,402	2,114
Interest income	993	432	1,651	741
Interest expense	(55)	(51)	(66)	(105)

Income before provision for income taxes	12,274	7,732	22,987	2,750
Provision for income taxes	(2,943)	(1,699)	(6,073)	(2,220)
Minority interest	(34)	(84)	(76)	(109)

Net income	$9,297	$5,949	$16,838	$421

Net income per Ordinary Share:
Basic	$0.66	$0.43	$1.19	$0.03

Diluted	$0.65	$0.42	$1.18	$0.03

Weighted average number of Ordinary Shares outstanding:
Basic	14,132,745	13,887,989	14,087,381	13,877,113

Diluted	14,347,765	14,100,098	14,249,678	14,089,004

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND MAY 31, 2005
(UNAUDITED)

	Six Months Ended
	June 30, 2006	May 31, 2005

	(in thousands)
Cash flows from operating activities:
Net income	$16,838	$421
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	95	20
Depreciation and amortization	7,134	6,973
Amortization of grants	(56)	(102)
Share compensation expense	1,968	—
Deferred taxes	24	(532)
Minority interest	76	109
Other charges	—	11,275
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(8,575)	9,211
(Increase)/decrease in unbilled revenue	(6,759)	14,688
Decrease/(increase) in other receivables	2,132	(4,732)
Increase in prepayments and other current assets	(2,072)	(1,626)
Increase/(decrease) in payments on account	15,146	(21,425)
Increase in other liabilities	2,288	8,379
Increase/(decrease) in income taxes payable	680	(579)
Increase in accounts payable	1,465	5,132

Net cash provided by operating activities	30,384	27,212

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,827)	(8,104)
Purchase of intangible asset	—	(250)
Purchase of subsidiary undertakings and acquisition costs	—	(42)
Purchase of short term investments	(15,018)	(5,011)
Sale of short term investments	—	12,022
Deferred payments in respect of prior year acquisitions	(96)	(1,542)

Net cash used in investing activities	(25,941)	(2,927)

Cash flows from financing activities:
Repayments of bank credit lines and loan facilities	(4,888)	(10,000)
Proceeds from exercise of share options	4,179	919
Share issuance costs	(25)	(29)
Repayment of other liabilities	(53)	(120)

Net cash used in financing activities	(787)	(9,230)
Effect of exchange rate movements on cash	21	(689)

Net increase in cash and cash equivalents	3,677	14,366
Cash and cash equivalents at beginning of period	59,509	41,975

Cash and cash equivalents at end of period	$63,186	$56,341

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Merger Reserve	Total

	(dollars in thousands, except per share data)
Balance at December 31, 2005	14,018,092	$993	$123,333	$3,409	$113,776	$47	$241,558
Comprehensive Income:
Net income	—	—	—	—	16,838	—	16,838
Currency translation adjustment	—	—	—	4,811	—	—	4,811
Total comprehensive income	21,649
Share issuance costs	—	—	(25)	—	—	—	(25)
Exercise of share options	158,544	12	4,167	—	—	—	4,179
Non-cash stock compensation expense	—	—	1,968	—	—	—	1,968

Balance at June 30, 2006	14,176,636	$1,005	$129,443	$8,220	$130,614	$47	$269,329

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2006

1. Basis of Presentation

          These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. As discussed in note 5, the Company adopted Statement of Accounting Standard (“SFAS”) 123 (revised 2004) Share Based Payment (“SFAS 123R”) effective from January 1, 2006. There were no other significant change in ICON plc’s accounting policies from those outlined in ICON’s Transition Report on Form 20-F for the seven month period ended December 31, 2005.

          The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Transition Report on Form 20-F for the seven months ended December 31, 2005. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2006.

2. Acquisitions

     Prior Period Acquisitions

          On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC (“GloboMax”), based in Maryland, USA, for an initial cash consideration of $10.9 million, excluding costs of acquisition.

          On May 31, 2006, an amount of $96,131 was paid to the former shareholders of Globomax. This $96,131 was withheld from an earn-out payment made on the August 31, 2005 due to an outstanding customer debt arising prior to the acquisition of Globomax. This customer debt has subsequently been recovered and the $96,131 in turn became due to the former shareholders of Globomax. This payment has been accounted for as goodwill. No further payments are anticipated.

3. Goodwill

	June 30, 2006	December 31, 2005

	(in thousands)
Opening balance	$65,731	$67,440
Payments made in respect of prior year acquisitions	96	—
Foreign exchange movement	1,568	(1,709)

Closing balance	$67,395	$65,731

          The goodwill balance relates entirely to the clinical research segment.

4. Net income per ordinary share

          Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

          There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	14,132,745	13,887,989	14,087,381	13,877,113
Effect of dilutive share options outstanding	215,020	212,109	162,297	211,891

Weighted average number of ordinary shares for diluted net income per ordinary share	14,347,765	14,100,098	14,249,678	14,089,004

5. Stock Options

          On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

          An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

          No options can be granted after January 17, 2013.

          In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

          The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the six months ended June 30, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

          The following table summarizes option activity for the six months ended June 30, 2006:

				Weighted
	Options	Weighted	Weighted	Average
	Outstanding	Average	Average Fair	Remaining
	Number of Shares	Exercise Price	Value	Contractual Life

Outstanding at December 31, 2005	1,132,146	$31.50	$14.60
Granted	372,611	$43.91	$19.64
Exercised	(158,544)	$26.18	$13.73
Forfeited	(83,565)	$31.54	$14.95

Outstanding at June 30, 2006	1,262,648	$35.66	$16.29	6.1

Exercisable at June 30, 2006	359,892	$31.79	$15.23	4.98

          Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at June 30, 2006 is eight years.

          The weighted average fair value of stock options granted during the six months ended June 30, 2006, calculated using the Black-Scholes option pricing model, was $19.64 based on the following assumptions; dividend yield - 0%, risk free interest rate - 4.6%, expected volatility - 45% and weighted average expected life - 4.81 years.

          On January 17, 2006, 15,000 share options, with an exercise price of $41.68, were granted to a key employee of the Company. These options will vest between 2009 and 2014, subject to the Company’s diluted earnings achieving $4.20 per share. If the Company does not achieve diluted earnings of $4.20 per share before January 16, 2014, the option grant expires.

          Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of part vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

          Income from operations for the six months ended June 30, 2006, is stated after charging $2.0 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the six months ended June 30, 2006, had SFAS 123R not been introduced would have been $1.33 and $1.30 respectively. Non-cash stock compensation expense for the six months ended June 30, 2006, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

Direct costs	$72	$—	$1,084	$—
Selling, general and administrative	466	—	884	—

	$1,038	$—	$1,968	$—

          Non vested shares outstanding as at June 30, 2006, are as follows:

	Options	Weighted	Weighted
	Outstanding	Average	Average Fair
	Number of Shares	Exercise Price	Value

Non vested outstanding at December 31, 2005	803,389	$33.20	$15.22
Granted	372,611	$43.91	$19.64
Vested	(189,679)	$35.38	$16.13
Forfeited	(83,565)	$33.06	$14.95

Non vested outstanding at June 30, 2006	902,756	$37.20	$16.72

          As at June 30, 2006, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 3.4 years, amounted to $11.2 million. The Company has granted options with fair values ranging from $11.55 to $19.64 per option or a weighted average fair value of $15.86 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2006 was 48,878. The options have an average remaining contractual term of 2.1 years and average exercise price of $20.42. The total intrinsic value of options exercised during the period was $3.60 million (3 months ended June 30, 2006 was $2.58 million).

          Prior to the adoption of SFAS 123R, the Company accounted for its share options in accordance with the provisions of SFAS No. 123 which allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The impact on net profit and earnings per share, had SFAS 123R been applied are as follows:

Six Months
Ended
May 31, 2005

Net profit as reported	$421
Deduct: Total non-cash stock compensation expense determined under fair value based method for all awards, net of related tax effects	$(1,565)

Pro forma net loss	$(1,144)

Earnings per share (in $):
Basic – as reported	0.03
Basic – pro forma	(0.08)
Diluted – as reported	0.03
Diluted – proforma	(0.08)

          The weighted average fair value of stock options granted during the six months ended May 31, 2005, calculated using the Black-Scholes option pricing model, was $15.07 based on the following assumptions; dividend yield - 0%, risk free interest rate - 3.9/4.1%, expected volatility - 45% and weighted average expected life - 4.81 years.

          Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical exercise and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

          On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires.

6. Business Segment Information

          The Company’s areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, Chile, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico, Brazil, South Korea, China and Thailand. Segment information for the three and six month periods ended June 30, 2006 and May 31, 2005 are as follows:

          a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Ireland*	$11,423	$7,339	$19,310	$17,741
Rest of Europe	23,173	27,049	46,125	46,680
U.S.	65,010	46,641	125,860	95,040
Rest of the World	7,830	4,940	14,636	9,363

Total	$107,436	$85,969	$205,931	$168,824

*       All sales shown for Ireland are export sales.

          b) The distribution of net revenue by business segment was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Central laboratory	$11,516	$6,123	$20,805	$12,494
Clinical research	95,920	79,846	185,126	156,330

Total	$107,436	$85,969	$205,931	$168,824

          c) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Ireland	$4,261	$(781)	$3,932	$(197)
Rest of Europe	1,186	8,344	6,371	10,724
U.S.	4,496	(152)	8,905	(8,744)
Rest of the World	1,393	(60)	2,194	331

Total	$11,336	$7,351	$21,402	$2,114

          d) The distribution of income from operations by business segment was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Central laboratory	$323	$(1,997)	$(334)	$(12,530)
Clinical research	11,013	9,348	21,736	14,644

Total	$11,336	$7,351	$21,402	$2,114

          e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30,	December 31,
	2006	2005

	(in thousands)
Ireland	$24,467	$22,538
Rest of Europe	7,635	6,669
U.S.	18,130	16,720
Rest of the World	2,742	1,725

Total	$52,974	$47,652

          f ) The distribution of property, plant and equipment, net, by business segment was as follows:

	June 30,	December 31,
	2006	2005

	(in thousands)
Central laboratory	$3,730	$3,380
Clinical research	49,244	44,272

Total	$52,974	$47,652

          g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Ireland	$1,306	$1,304	$2,525	$2,682
Rest of Europe	612	1,804	1,169	1,150
U.S.	1,576	214	3,081	2,794
Rest of the World	195	227	359	347

Total	$3,689	$3,549	$7,134	$6,973

          h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended		Six Months Ended

	June 30,	May 31,	June 30,	May 31,
	2006	2005	2006	2005

	(in thousands)		(in thousands)
Central laboratory	$316	$260	$622	$515
Clinical research	3,373	3,289	6,512	6,458

Total	$3,689	$3,549	$7,134	$6,973

          i) The distribution of total assets by geographical area was as follows:

	June 30,	December 31,
	2006	2005

	(in thousands)
Ireland	$112,359	$91,826
Rest of Europe	79,302	80,700
U.S.	188,728	169,799
Rest of the World	12,177	6,742

Total	$392,566	$349,067

          j) The distribution of total assets by business segment was as follows:

	June 30,	December 31,
	2006	2005

	(in thousands)
Central laboratory	$20,997	$17,150
Clinical research	371,569	331,917

Total	$392,566	$349,067

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

          The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Transition Report on Form 20-F for the seven months ended December 31, 2005. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

          We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 3,600 employees worldwide, with operations in 45 locations in 30 countries including the United States and major markets in Europe and Rest of World. For the six months ended June 30, 2006, we derived approximately 61.1%, 31.8%, and 7.1% of our net revenue in the United States, Europe and Rest of World, respectively.

          We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

          We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract, as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, an adjustment is recorded in the period in which they become readily estimable.

          As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

          Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

          As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

          Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

          In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 14 operations operating in U.S. dollars, 6 in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Polish Zloty, Lithuanian Litas, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Chinese Yuan Renminbi and Thai Baht. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

          We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to June 30, 2006, we have received $2,575,033 and $1,913,939 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

          As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

     Three Months Ended June 30, 2006 compared with Three Months Ended May 31, 2005

          The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended		2005 to 2006 Percentage
	June 30, 2006	May 31, 2005

	Percentage of Net Revenue		Increase/(decrease)

Net revenue	100.0%	100.0%	25.0%
Costs and expenses:
Direct costs	55.9%	55.3%	26.3%
Selling, general and administrative	30.2%	32.0%	17.6%
Depreciation and amortization	3.4%	4.1%	3.9%
Income from operations	10.5%	8.6%	54.2%

          Net revenue increased by $21.5 million, or 25.0%, from $85.9 million for the three months ended May 31, 2005 to $107.4 million for the three months ended June 30, 2006. This improvement arose through a combination of increased business from existing clients and business won from new clients. Revenues in the United States, Europe and the Rest of World grew by 39.4%, 0.6% and 58.5%, respectively. In the three months ended June 30, 2006, net revenue from our central laboratory business increased by 88.1% from $6.1 million to $11.5 million, while our clinical research segment grew by 20.1% from $79.8 million to $95.9 million, in each case over the period ended May 31, 2005. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes over the comparative period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

          Direct costs increased by $12.5 million, or 26.3%, from $47.5 million for the three months ended May 31, 2005 to $60.0 million for the three months ended June 30, 2006, primarily due to increased staff numbers needed to support increased project related activity and the inclusion of $0.57 million non-cash stock compensation expense for the quarter ended June 30, 2006. Direct costs as a percentage of net revenue increased from 55.3% for the three months ended May 31, 2005 to 55.9% for three months ended June 30, 2006.

          Selling, general and administrative expenses increased by $4.9 million, or 17.6%, from $27.5 for the three months ended May 31, 2005 million to $32.4 million for the three months ended June 30, 2006. This increase is due to the continued expansion of our operations and the inclusion of $0.47 million non-cash stock compensation expense. As a percentage of net revenue, selling, general and administrative expenses, decreased from 32.0% in the three months ended May 31, 2005, to 30.2% in the three months ended June 30, 2006.

          Depreciation and amortization expense increased by $0.1 million, or 3.9%, from $3.6 million for the three months ended May 31, 2005 to $3.7 million for the three months ended June 30, 2006. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization decreased from 4.1% in the three months ended May 31, 2005 to 3.4% in the three months ended June 30, 2006.

          Income from operations increased by $4.0 million, or 54.2%, from of $7.4 million for the three months ended May 31, 2005, to $11.3 million for the three months ended June 30, 2006. The operating income for the quarter is derived after the recognition of the non cash stock compensation charge of which there was no charge in the comparable period. As a percentage of net revenue, income from operations increased from 8.6% for the three months ended May 31, 2005, to 10.5% of net revenues for the three months ended June 30, 2006.

          The three months ended June 30, 2006, saw an improvement in the performance of the central laboratory business, from a loss from operations, as a percentage of net revenue of 32.6% for the three months ended May 31, 2005 to an operating profit of 2.8% for the three months ended June 30, 2006. The central laboratory constitutes approximately 10.7% of our business revenues for the three months ended June 30, 2006. Operating margins for our clinical research segment decreased from 11.7% for the three months ended May 31, 2005 to 11.5% for the three months ended June 30, 2006.

          Interest income for the three months ended June 30, 2006 was $1.0 million, an increase of $0.6 million over the amount of net interest income for the three months ended May 31, 2005. Higher average level of funds invested and higher interest rates over the prior period contributed to the increased interest income.

          ICON’s effective tax rate for the three months ended June 30, 2006 was 24.0% compared with 22.0% for the three months ended May 31, 2005. The increase is due mainly to the impact of a non-cash stock compensation expense recorded in the current quarter and changes in the geographic distribution of pre-tax earnings.

     Six Months Ended June 30, 2006 Compared with Six Months Ended May 31, 2005

          The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended		2005 to 2006 Percentage
	June 30, 2006	May 31, 2005

	Percentage of Net Revenue		Increase/(decrease)

Net revenue	100.0%	100.0%	22.0%
Costs and expenses:
Direct costs	55.7%	55.4%	22.6%
Selling, general and administrative	30.4%	32.5%	14.1%
Depreciation and amortization	3.5%	4.1%	2.3%
Other Charges	—	6.7%	(100.0)%
Income from operations	10.4%	1.3%	912.0%

          Net revenue increased by $37.1 million, or 22.0%, from $168.8 million for the six, months ended May 31, 2005 to $205.9 million for the six months ended June 30, 2006. This improvement arose through a combination of increased business from existing clients and business won from new clients. Revenues in the United States, Europe and the Rest of World grew by 32.4%, 1.6% and 56.3% respectively. In the six months ended June 30, 2006, net revenue from our central laboratory business increased by 66.5% from $12.5 for the six months ended May 31, 2005 million to $20.8 million for the six months ended June 30, 2006, while our clinical research segment grew by 18.4% from $156.3 million to $185.1 million over the comparable period. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in 2006. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

          Direct costs increased by $21.2 million, or 22.6%, from $93.5 million for the six months ended May 31, 2005 to $114.7 million for the six months ended June 30, 2006, primarily due to increased staff numbers needed to support increased project related activity and the inclusion of $1.08 million non-cash stock compensation. Direct costs as a percentage of net revenue increased from 55.4% in the six months ended May 31, 2005 to 55.7% in the six months ended June 30, 2006.

          Selling, general and administrative expenses increased by $7.8 million, or 14.1%, from $54.9 million for the six months ended May 31, 2005 to $62.7 million for the six months ended June 30, 2006. This increase is due to the continued expansion of our operations and the inclusion of $0.9 million non-cash stock compensation expense. As a percentage of net revenue, selling, general and administrative expenses, decreased from 32.5% in the six months ended May 31, 2005 to 30.4% in the six months ended June 30, 2006.

          Depreciation and amortization expense increased by $0.1 million, or 2.3%, from $7.0 million for the six months ended May 31, 2005 to $7.1 million for the six months ended June 30, 2006. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization, decreased from 4.1% in the six months ended May 31, 2005 to 3.5% in the six months ended June 30, 2006.

          Other charges of $11.3 million were recognised in the six months ended May 31, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the U.S.

          Income from operations increased by $19.3 million, or 912%, from $2.1 for the six months ended May 31, 2005 million to $21.4 million for the six months ended June 30, 2006. As a percentage of net revenue, income from operations increased from 1.3% for the six months ended May 31, 2005 to 10.4% of net revenues for the six months ended June 30, 2006. The operating income for the six months is derived after the recognition of the non cash stock compensation charge of which there was no charge in the comparable period. As a percentage of net revenue, losses from operations for the central laboratory decreased from 100.3% for the six months ended May 31, 2005, to 1.6% for the six months ended June 30, 2006, due to the efficiencies gained in the higher testing volumes in fiscal 2006. For the six months ended June 30, 2006, the central laboratory constituted approximately 10.1% of our business revenues. Operating margins for our clinical research segment increased from 9.4% in the six months ended May 31, 2005 to 11.7% for the six months ended June 30, 2006.

          Interest income for the six months ended June 30, 2006 was $1.7 million, an increase of $0.9 million over the amount of net interest income for the six months ended May 31, 2005. Higher average level of funds invested and higher interest rates rates over the prior period contributed to the increased interest income.

          ICON’s effective tax rate for the six months ended June 30, 2006 was 26.4% compared with 80.7% for the six months ended May 31, 2005. The decrease in the effective rate was primarily due to the inclusion of once-off other charged for the six months ended May 31, 2005.

Liquidity and Capital Resources

          The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the six months ended June 30, 2006 amounted to $123.8 million compared to $101.4 million for the six months ended May 31, 2005. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

          Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract’s duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

          As of June 30, 2006, our working capital amounted to $153.3 million, compared to $132.3 million at December 31, 2005. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 51 days at June 30, 2006, compared to 65 days at December 31, 2005.

          Net cash provided by operating activities was $30.4 million in the six months ended June 30, 2006, compared to $27.2 million in the six months ended May 31, 2005.

          Net cash used in investing activities was $25.9 million in the six months ended June 30, 2006, compared to $2.9 million in the six months ended May 31, 2005, due to additional purchase of short term investments during the period.

          Net cash used in financing activities was $0.8 million in the six months ended June 30, 2006, compared to $9.2 million in the six months ended, May 31, 2005, primarily due to repayment of bank credit lines.

          As a result of these cash flows, cash and cash equivalents increased by $3.7 million in the six months ended June 30, 2006, compared to an increase of $14.4 million in the six months ended May 31, 2005.

          On July 3, 2003, ICON entered into a facility agreement (the “Facility Agreement”) for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the “Facilities”) with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the Banks. This facility bears interest at an annual rate equal to the Banks’ Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under the term loan facility of $40 million and the multi currency overdraft facility of $5 million. As at June 30, 2006, the full amounts of the term loan facility and the multi currency overdraft were available to be drawn down. As at June 30, 2006, the full amount of the $15 million revolving credit facility was available to be drawn down.

          The Company also entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount 120,000 (U.S.$150,612). As of June 30, 2006, the full facility was available to be drawn down.

Inflation

          We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

          We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

Date 25th July 2006	/s/ Ciaran Murray

Ciaran Murray
Chief Financial Officer

1,000,000
American Depositary Shares
Representing
1,000,000 Ordinary Shares

ICON plc

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